                                   Filed by The Royal Bank of Scotland Group plc

    This communication is filed pursuant to Rule 425 under The Securities Act of
                                                               1933, as amended.

                                           Subject Company: ABN AMRO Holdings NV

                                               Commission File Number: 001-14624

                                                            Date: April 25, 2007

On April 25, 2007, Royal Bank of Scotland, Santander and Fortis issued the following press release:

25 April 2007

MEDIA BRIEFING INVITE

FORTIS, RBS, SANTANDER ANNOUNCEMENT

Following today's announcement by the RBS led consortium you are invited to attend a media briefing and photocall with Sir Fred Goodwin, Group Chief
Executive, RBS; Emilio Botin, Chairman, Santander and Jean-Paul Votron, Chief
Executive Officer, Fortis.  The press briefing will take place at the EICC, The
Exchange, Edinburgh, ahead of the RBS Group AGM.

Date:                         Wednesday 25th April 2007

Time:                         1315 BST

Listen in facility            +44 207 138 0811           UK
                              0800 028 7847              UK Toll Free

                              +1 718 354 1193            US Toll
                              1888 893 9532              US Toll Free
                              +34 91 453 3434            Spain Toll
                              800 099 465                Spain Toll Free

                      Spanish simultaneous translation

Press photographers should arrive at 1pm.

Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the
Supervision of the Securities Trade 1995 (the "Decree"). It does not constitute an announcement pursuant to article 9(b)(2)(b) of the Decree, as no letter as referred to in article 9(d)(2) has been filed. Any possible transaction would be subject to approval of competent regulatory authorities in relevant jurisdictions.

In connection with a potential transaction involving ABN AMRO, the Banks may be required to file relevant documents with the SEC.  Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE
POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain a free copy of such documents without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC.  Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain "forward-looking statements". These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in circumstances.  Forward-looking statements include, without limitation, statements typically containing words such as "
intends", "expects", "anticipates", "targets", "estimates" and words of similar import.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.  These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential transaction, satisfaction of any conditions to the potential transaction, including receipt of required regulatory and anti-trust approvals, the anticipated benefits of the potential transaction not being realized, the separation and integration of ABN
AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions.
Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.  None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.